Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$13,100,000.00	$730.98	(1)

(1)	The filing fee of $730.98 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $730.98 due for this offering is offset against the $94,544.89 remaining of the fees most recently paid on March 24, 2009, of which $93,813.91 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

NOTES | DEPOSITS | CERTIFICATES

1,310,000 Upturn Notes Citigroup Funding Inc. Any Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc. Medium-Term Notes, Series D	Based Upon the Market VectorsTM Gold Miners ETF Due May 25, 2011 $10.00 per Note

PRICING SUPPLEMENT

No. 2009-MTNDD437

(Related to the Product Supplement Dated May 28, 2009, Prospectus Supplement Dated February 18, 2009

and Prospectus Dated February 18, 2009)

Investing in the Notes involves a number of risks. See “Key Risk Factors” beginning on page PS-5.

The Notes represent obligations of Citigroup Funding Inc. only. The Market VectorsTM Gold Miners ETF is not involved in any way in this offering and has no obligations relating to the Notes or to holders of the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement and related Upturn Notes product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	$10.000	$13,100,000.00
Underwriting Discount	$0.175	$229,250.00
Proceeds to Citigroup Funding Inc.	$9.825	$12,870,750.00

The agent expects to deliver the Notes to purchasers on or about November 16, 2009.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

November 10, 2009

PS-2 |	UPTURN NOTES

Upturn Notes

Based Upon the Market VectorsTM Gold Miners ETF Due May 25, 2011

This pricing supplement represents a summary of the terms and conditions of the Upturn Notes Based Upon the Market VectorsTM Gold Miners ETF Due May 25, 2011 (the “Notes”). It is important for you to consider the information contained in this pricing supplement, the Upturn Notes product supplement, as well as the related prospectus supplement and prospectus. The description of the Notes below supplements, and to the extent inconsistent with, replaces, the description of the general terms of the Upturn Notes set forth in the Upturn Notes product supplement.

You may access the Upturn Notes product supplement, prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Upturn Notes Product Supplement filed on May 28, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000119312509120478/d424b2.htm

•	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

Capitalized terms used in this pricing supplement and not defined under “Final Terms” below or elsewhere in this pricing supplement have the meanings given them in the Upturn Notes product supplement.

Overview of the Upturn Notes

General

The Upturn Notes Based Upon the Market VectorsTM Gold Miners ETF Due May 25, 2011 are exchange-traded fund (“ETF”) linked notes, issued by Citigroup Funding Inc. and have a maturity of approximately 1.5 years. Some key characteristics of the Notes include:

■

Leveraged upside participation. The Notes offer investors a participation rate of three times the upside growth potential of the Underlying Equity up to a maximum return on the Notes of 47% (31.33% per annum on a simple interest basis). Thus,

■

If the performance of the Underlying Equity is positive — if the Ending Price of the Underlying Equity is greater than its Starting Price (regardless of the price of the Underlying Equity at any other time during the term of the Notes) — then you will participate in three times such positive return, subject to the Maximum Return on the Notes.

■	If the Ending Price of the Underlying Equity is equal to its Starting Price (regardless of the price of the
Underlying Equity at any other time during the term of the Notes), you will receive at maturity only your initial investment in the Notes.

■

If the performance of the Underlying Equity is negative — if the Ending Price of the Underlying Equity is less than its Starting Price (regardless of the price of the Underlying Equity at any other time during the term of the Notes) — you will participate fully in such decline but not on a leveraged basis.

■

No principal protection. The Notes are not principal protected. If the performance of the Underlying Equity is negative, you will participate fully in such decline and the value of the Notes at maturity will be less than the amount of your initial investment and could be zero.

UPTURN NOTES	| PS-3
■

No periodic income payments. The Notes do not offer current income, which means that you will not receive any periodic interest or other periodic payments on the Notes. You will also not receive any dividend payments or other distributions, if any, on the shares of the Underlying Equity or the stocks and ADRs included in the Underlying Equity. Instead, the return on the Notes, which is based on the performance of the Underlying Equity and could be positive, negative or zero, is paid at maturity.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Notes at maturity is not guaranteed. All payments on the Notes are subject to the credit risk of Citigroup Inc.

The Notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

Types of Investors

The Notes may be an appropriate investment for the following types of investors:

■	Investors possessing a moderate growth view on the Market VectorsTM Gold Miners ETF who are looking for leveraged upside exposure to such Underlying Equity, subject to a Maximum Return, and who can withstand the risk of losing the principal amount of their investment.

■	Investors who seek to add an exchange traded fund-based investment to diversify their exposure.

Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of $0.175 for each $10.000 Note sold in this offering. Certain dealers, including Citicorp International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive $0.150 from this underwriting fee for each Note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $0.150 for each Note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors” and “Supplemental Plan of Distribution; Conflicts of Interest” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the accompanying Upturn Notes product supplement related to this offering for more information.

PS-4 |	UPTURN NOTES

Final Terms

Issuer:	Citigroup Funding Inc.
Security:	Upturn Notes Based Upon the Market VectorsTM Gold Miners ETF due May 25, 2011.
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are not principal protected, you may receive a payment at maturity that is less than the amount you initially invest.
Rating of the Issuer’s Obligations:	As of November 10, 2009, A3/A (Moody’s/S&P) based upon the Citigroup Inc. guarantee of payments due on the Notes and subject to change. Current ratings of the Issuer’s senior debt obligations can be found on the website of Citigroup Inc. under “Citi Credit Ratings” on the Investor page. The ratings reflect each rating agency’s view of the likelihood that Citigroup Funding Inc. and Citigroup Inc. will honor their obligations to pay the amount due on the Notes at maturity and do not address whether you will gain or lose money on your investment. The Notes are not principal protected and you may receive an amount at maturity that is less than the amount you initially invest.
Principal Protection:	None.
Principal Amount Issued:	$13,100,000.
Pricing Date:	November 10, 2009.
Issue Date:	November 16, 2009.
Valuation Date:	May 20, 2011.
Maturity Date:	May 25, 2011.
Issue Price:	$10 per Note.
Periodic Interest:	None.
Underlying Equity:	Market VectorsTM Gold Miners ETF (NYSE Arca symbol: “GDX”).
Payment at Maturity:	For each $10 Note, $10 plus the Note Return Amount, which can be positive, negative or zero.
Note Return Amount:

For each $10 Note:

(1) if the Equity Return Percentage is positive, $10 x Equity Return Percentage x Upside Participation Rate, provided, however, that the total amount payable at maturity, including principal, cannot exceed $14.70 per Note;

(2) if the Equity Return Percentage is zero, $0; or

(3) if the Equity Return Percentage is negative, $10 x Equity Return Percentage, which will be negative.

Maximum Return:	The return on the Notes will be capped at 47.00% (31.33% per annum on a simple interest basis) of the principal amount of the Notes. Therefore, the total amount payable at maturity, including principal, cannot exceed $14.70 per Note.
Upside Participation Rate:	300%.
Equity Return Percentage:	The return on the Underlying Equity, expressed as a percentage, shall equal: Ending Price — Starting Price Starting Price
Starting Price:	$49.71, the closing price of the Underlying Equity on the Pricing Date.
Ending Price:	The closing price of the Underlying Equity on the Valuation Date.
Listing:	The Notes will not be listed on any exchange.

Purchase Price and Proceeds to Issuer:		Per Note	Total
	Public Offering Price:	$10.000	$13,100,000.00
	Underwriting Discount (including the Sales Commission described below):	$0.175	$ 229,250.00
	Proceeds to Citigroup Funding Inc.:	$9.825	$12,870,750.00

Sales Commission Earned:	$0.150 per Note for each Note sold by a Citigroup Global Markets or Morgan Stanley Smith Barney LLC Financial Advisor.
Calculation Agent:	Citigroup Global Markets Inc.
CUSIP:	17313T219.

UPTURN NOTES	| PS-5

Benefits of the Notes

■

Leveraged Growth Potential. If the Ending Price of the Underlying Equity is higher than its Starting Price, you will participate in three times such appreciation, subject to a Maximum Return on the Notes of 47.00% (31.33% per annum on a simple interest basis) of the principal amount of the Notes over the term of the Notes.

■	Diversification. The Notes may provide a degree of diversification within the equity portion of an investor’s portfolio through exposure to the Underlying Equity.

Key Risk Factors for the Notes

An investment in the Notes involves significant risks. While some of these risks are summarized below, please review the “Risk Factors Relating to the Notes” section of the Upturn Notes product supplement and the “Risk Factors” section of the prospectus supplement related to this offering for a full description of risks.

■

Potential for Loss. The amount you receive at maturity on the Notes will depend on the price of shares of the Underlying Equity on the Valuation Date. If the Ending Price of the Underlying Equity is less than its Starting Price, the amount you receive at maturity will be less than the amount of your initial investment in the Notes and could be zero, even if the price of the Underlying Equity exceeded the Starting Price at one or more times during the term of the Notes.

■

Appreciation Is Capped. The return on the Notes will be capped at 47.00% (31.33% per annum on a simple interest basis) of the principal amount of the Notes even though you will be subject to the risk of a full decline in the price of the Underlying Equity. If the Ending Price of the Underlying Equity exceeds its Starting Price by an amount greater than the potential Maximum Return on the Notes, the Notes will provide less opportunity for appreciation than an investment in a similar security that is directly linked to the appreciation of the Underlying Equity and is not subject to a maximum return or an investment directly in the stocks and ADRs included in the Underlying Equity. (See the examples under “What You Could Receive at Maturity—Hypothetical Examples” below.)

■

No Periodic Payments. You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on shares of the Underlying Equity or the stocks and ADRs included in the Underlying Equity.

■

Citigroup Inc. Credit Risk, Credit Ratings and Credit Spreads. Investors in the Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes, and to changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline in Citigroup Inc.’s credit ratings or increase in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the Notes.

■

Volatility of the Underlying Equity. Historically, the value of the Underlying Equity has been volatile. From May 22, 2006 to November 10, 2009, the closing price of the Underlying Equity has been as low as $16.38 per share and as high as $56.29 per share.

■

Potential for a Lower Comparable Yield. The Notes do not pay any periodic interest. As a result, if the Ending Price of the Underlying Equity does not increase sufficiently from its Starting Price, the effective yield on the Notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■

Exchange Listing and Secondary Market. The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets intends to make a market in the Notes, it is not obligated to do so.

■	The Resale Value of the Notes May be Lower Than Your Initial Investment. Due to, among other things,

PS-6 |	UPTURN NOTES

changes in the prices of and dividend yields on shares of the Underlying Equity or the stocks and ADRs included in the Underlying Equity, interest rates, the earnings performance of the issuers of the stocks and ADRs included in the Underlying Equity, other economic conditions, the inclusion of commissions and projected profit from hedging in the public offering price of the Notes and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade, if at all, at prices below their initial issue price of $10 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes prior to maturity.

■

Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the stocks and ADRs invested in by the Underlying Equity or other instruments, such as options, swaps or futures, based upon the Underlying Equity or the stocks and ADRs invested in by the Underlying Equity by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

■

Relationship to the Underlying Equity. You will have no rights against the Market VectorsTM Gold Miners ETF or its issuer or any issuer of any stock or ADR included in the Underlying Equity even though the market value of the Notes and the amount you will receive at maturity depend on the price of the Underlying Equity. None of the Market VectorsTM Gold Miners ETF or its issuer or any issuer of any stock or ADR included in the Underlying Equity is involved in the offering of the Notes and has any obligations relating to the Notes. In addition, you will have no voting rights and will not receive dividends or other distributions, if any, with respect to shares of the Underlying Equity or the stocks and ADRs included in the Underlying Equity.

■

The Price of the Underlying Equity May Not Completely Track the Value of the NYSE Arca Gold Miners Index. Although the trading characteristics and valuations of the Underlying Equity will usually mirror the characteristics and valuations of the NYSE Arca Gold Miners Index, the price of the Underlying Equity may not completely track the value of the NYSE Arca

Gold Miners Index. The Underlying Equity will reflect transaction costs and fees that are not included in the calculation of the NYSE Arca Gold Miners Index. Additionally, because the Underlying Equity does not represent all of the stocks and ADRs underlying the NYSE Arca Gold Miners Index but only a representative sample of securities which have a similar investment profile as the stocks and ADRs underlying the NYSE Arca Gold Miners Index, the Underlying Equity will not fully replicate the performance of the NYSE Arca Gold Miners Index. See “Description of the Market VectorsTM Gold Miners ETF” in this pricing supplement.

■

The Trading Price of the Shares of the Underlying Equity May be Subject to Increased Price Volatility Due to Concentration in a Single Industry. The stocks and ADRs included in the NYSE Arca Gold Miners Index and that are generally tracked by the Underlying Equity have been issued by companies primarily engaged in the mining of gold or silver. Therefore, the value of the shares of the Underlying Equity may be subject to increased price volatility as they are linked to a single industry, market or sector and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting that industry, market or sector than if they were linked to a wider variety of industries, markets or sectors.

■

The Trading Price of the Shares of the Underlying Equity Will Be Affected by Conditions in the Gold and Silver Mining Industries. Because the Underlying Equity primarily invests in stocks and ADRs of companies that are involved in the gold and silver mining industry, the shares of the Underlying Equity are subject to certain risks associated with such companies. Competitive pressures may have a significant effect on the financial condition of companies in these industries. Also, these companies are highly dependent on the price of gold or silver. Gold and silver prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and

UPTURN NOTES	| PS-7

jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time-to-time, above-ground inventories of silver may also influence the market.

■

The United States Federal Income Tax Consequences of the Notes Are Uncertain. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. It is currently unclear in what manner Section 1260 of the Internal Revenue Code of 1986 would apply to recharacterize any gains realized in respect of the Notes. Although the matter is not clear, it is possible that a portion of long-term capital gains, if any, realized by you in respect of the Notes could be recharacterized as ordinary income and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. No ruling is being requested from the Internal Revenue Service with respect to the Notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain United States Federal Income Tax Considerations” in this pricing supplement, and that any such guidance could have retroactive effect.

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations of the purchase, ownership and disposition of the Notes by U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below. This discussion supplements, and to the extent inconsistent with, replaces the discussion contained in the Upturn Notes product supplement under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations.”

All prospective investors should refer to the Upturn Notes product supplement related to this offering for additional information relating to U.S. federal income tax and should consult their own tax advisors to determine the tax consequences to them of investing in the Notes.

The following discussion assumes that none of the companies in which the Underlying Equity invests is a passive foreign investment company for U.S. federal income tax purposes. Prospective investors should note that if that assumption is not accurate, then it is possible that the U.S. federal income tax consequences of owning the Notes would differ significantly from the consequences described below.

PS-8 |	UPTURN NOTES

U.S. Holders

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat a Note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the Underlying Equity at maturity under which an amount equal to the purchase price of the Notes is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the forward contract.

Under such treatment, at maturity or upon the sale of a Note, you generally will recognize gain or loss equal to the difference between the cash received and your tax basis in the Note. Subject to the discussion below regarding the possible characterization of some gains as ordinary income under Section 1260 of the Internal Revenue Code of 1986 (“Section 1260”), such gain or loss generally will be long-term capital gain or loss if you have held the Notes for more than one year at the time of the disposition.

Due to the absence of authority as to the proper characterization of the Notes, no assurance can be given that the Internal Revenue Service (“IRS”) will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and under alternative treatments of the Notes, the timing and character of income from the Notes could differ substantially, resulting in less favorable U.S. federal income tax consequences to you. Under one alternative characterization, for example, you may be required to accrue income on a current basis with respect to the Notes.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department recently issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation recently has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Furthermore, although the matter is not clear, it is possible that a portion of long-term capital gains realized by you in respect of the Notes could be recharacterized as ordinary income and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. This possibility arises from the fact that the Notes are likely to constitute a “constructive ownership” transaction within the meaning of Section 1260. Specifically, Section 1260 is intended to address situations in which investors take “constructive ownership” positions (through forward contracts or certain other derivatives) in certain types of underlying investments (including the Underlying Equity) and receive, in the form of gains on the disposition of the “constructive ownership” transaction, income that is attributable to current ordinary income or short-term gains generated by the underlying investments. In order to prevent taxpayers from using “constructive ownership” transactions to convert such current ordinary income or short-term gains into long-term capital gains, Section 1260 provides that if an investor in a “constructive ownership” transaction realizes gain from the transaction in excess of the net long-term capital gain the investor would have realized had it held the underlying investment directly, then such excess gain will be treated as ordinary income and subject to an interest charge. It is currently unclear whether, or in what manner, Section 1260 would apply to recharacterize some or all of the gains, if any, realized in respect of the Notes. On one hand, because the Notes, by their terms, do not provide returns referenced to ordinary current income or short-term gain distributions generated by the Underlying Equity, there is an argument that the Notes do not present the situation

UPTURN NOTES	| PS-9

that Section 1260 is intended to address. However, because an investor in a Note could, because of the Note’s leveraged upside returns, realize gains on the Note in excess of the net long-term capital gain the investor would have realized from a direct investment in the Underlying Equity, the IRS could take the view that such excess return — or a portion of that excess return — is properly recharacterized as ordinary income under Section 1260 and subjected to an interest charge. Accordingly, you are urged to consult your tax advisor about the potential application of Section 1260 to the Notes.

Non-U.S. Holders

In the case of a holder of Notes that is not a U.S. person (a “Non-U.S. Holder”) any payments made with respect to the Notes should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements.

Any capital gain realized upon the sale or other disposition of the Notes by a Non-U.S. Holder will generally not be subject to U.S. federal income tax if:

-	Such gain is not effectively connected with a U.S. trade or business of such holder, and

-	In the case of an individual, such individual is

not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

Description of the Market VectorsTM Gold Miners ETF

General

The Market VectorsTM Gold Miners ETF

According to publicly available documents, the Market VectorsTM Gold Miners ETF (the “Fund”) is one of numerous separate investment portfolios called “funds,” which make up Market VectorsTM ETF Trust, a registered investment company. Market VectorsTM ETF Trust is currently subject to the informational requirements of the Securities Exchange Act and the Investment Company Act. Accordingly, Market VectorsTM ETF Trust files reports (including its Semi-Annual Report to Shareholders on Form N-CSRS for the six-month period ended June 30, 2009; its Quarterly Schedule of Portfolio Holdings on Form N-Q for the period ended July 31, 2009) and other information with the SEC. Market Vectors TM ETF Trust’s reports and other information are available to the public on the SEC’s website at http://www.sec.gov or may be inspected and copied at the SEC’s Public Reference Room at the location listed in the section “Prospectus Summary—Where You Can Find More Information” in the accompanying prospectus.

The Fund is an exchange-traded fund managed by Van Eck Associates Corporation (“Van Eck”), a registered investment company, that seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index. The Fund, utilizing an indexing investment approach, attempts to approximate the investment performance of the NYSE Arca Gold Miners Index by investing in a portfolio of securities that generally replicate the NYSE Arca Gold Miners Index. The Fund normally invests at least 80% of its total assets in common stocks and American Depositary Receipts (“ADRs”) of companies involved in the gold mining industry. As of November 10, 2009, the Fund’s five largest equity investments were in Barrick Gold Corporation, Goldcorp Inc., Newmont Mining Corporation, Anglogold Ashanti Ltd. and Cia de Minas Buenaventura SA. In addition, information about the Fund, including fact sheets providing information regarding the Fund’s top portfolio holdings, financial reports and the prospectus may be found on the Van Eck website or obtained by calling 1-800-MKT-VCTR.

Neither Citigroup Funding nor Citigroup Inc. has participated in the preparation of Van Eck’s publicly available documents and neither has made any due diligence investigation or inquiry of Van Eck. in connection with the Fund or the offering of the Notes. No representation is made that the publicly available information about Van Eck or the Fund is accurate or complete.

PS-10 |	UPTURN NOTES

The Notes represent obligations of Citigroup Funding and Citigroup Inc. only. Van Eck is not involved in any way in this offering and has no obligation relating to the Notes or to holders of the Notes.

The NYSE Arca Gold Miners Index

The NYSE Arca Gold Miners Index is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in the mining of gold or silver. The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange, the NYSE Arca or quoted on the NASDAQ Global Market. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index.

The NYSE Arca Gold Miners Index is calculated using a modified market capitalization weighting methodology. The NYSE Arca Gold Miners Index is weighted based on the market capitalization of each of the component securities, modified to conform to the following asset diversification requirements, which are applied in conjunction with the scheduled quarterly adjustments to the NYSE Arca Gold Miners Index:

(1) the weight of any single component security may not account for more than 20% of the total value of the NYSE Arca Gold Miners Index;

(2) the component securities are split into two subgroups–large and small, which are ranked by market capitalization weight in the NYSE Arca Gold Miners Index. Large stocks are defined as having an index weight greater than or equal to 5%. Small securities are defined as having an index weight below 5%; and

(3) the aggregate weight of those component securities which individually represent more than 4.5% of the total value of the NYSE Arca Gold Miners Index may not account for more than 50% of the total NYSE Arca Gold Miners Index value.

The NYSE Arca Gold Miners Index is reviewed quarterly so that the NYSE Arca Gold Miners Index components continue to represent the universe of companies involved in the gold mining industry. The NYSE Euronext may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in the NYSE Euronext’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the NYSE Arca Gold Miners Index. Changes to the NYSE Arca Gold Miners Index compositions and/or the component share weights in the NYSE Arca Gold Miners Index typically take effect after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, NYSE Euronext.

THE NYSE ARCA GOLD MINERS INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS AND ADRS INCLUDED IN IT, AND YOUR RETURN ON THE NOTES, IF ANY, WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND ADRS AND HOLD THEM UNTIL THE MATURITY DATE.

We have derived all information regarding the NYSE Arca Gold Miners Index from publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, NYSE Euronext. NYSE Euronext is under no obligation to continue to publish, and may discontinue or suspend the publication of, the NYSE Arca Gold Miners Index at any time. None of Citigroup Global Markets, Citigroup Funding, Citigroup Inc. or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the NYSE Arca Gold Miners Index.

UPTURN NOTES	| PS-11

Historical Data on the Market Vectors TM Gold Miners ETF

The shares of the Underlying Equity have been listed on NYSE Arca under the symbol “GDX” since May 16, 2006. The following table sets forth, for each of the quarterly periods indicated, the high and the low closing prices for shares of the Underlying Equity, as reported on the NYSE Arca.

According to information on the Van Eck website, on November 10, 2009, there were 292,301,854 shares of the Underlying Equity outstanding.

Holders of Notes will not be entitled to any rights with respect to shares of the Underlying Equity or the stocks and ADRs included in the Underlying Equity (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof).

	2006		2007		2008		2009
	High	Low	High	Low	High	Low	High		Low
January	—	—	39.54	36.67	53.26	47.94	34.40		28.20
February	—	—	42.28	39.32	54.31	46.50	37.37		32.78
March	—	—	40.14	36.92	56.29	46.93	38.57		29.67
April	—	—	42.74	39.56	51.40	42.38	38.60		30.95
May	38.61	36.59	41.00	37.95	48.72	42.66	44.09		33.04
June	39.14	32.25	40.05	37.03	48.52	43.01	44.55		35.74
July	40.23	35.87	43.16	38.73	50.84	43.34	40.23		35.14
August	40.66	38.04	40.13	34.65	42.36	34.49	41.08		37.30
September	42.10	34.31	45.80	38.48	38.19	27.95	48.00		38.79
October	37.96	33.46	50.48	43.58	33.96	16.38	49.19		41.87
November	41.89	37.32	52.48	45.33	26.64	18.16	49.71	*	42.90	*
December	42.12	38.84	47.34	42.64	33.88	22.50

*	Through November 10, 2009.

The closing price of shares of the Underlying Equity on November 10, 2009 was $49.71.

PS-12 |	UPTURN NOTES

Graph of Historical Closing Prices

The following graph illustrates the historical performance of the Market VectorsTM Gold Miners ETF based on the closing price of shares of the Underlying Equity from May 22, 2006 through November 10, 2009. Past performance of the shares of the Underlying Equity is not indicative of future closing prices.

UPTURN NOTES	| PS-13

Hypothetical Amounts Payable at Maturity

The examples below show hypothetical amounts you could receive at maturity on the Notes for a range of Ending Prices of the Underlying Equity. The examples of hypothetical amounts you could receive at maturity set forth below are intended to illustrate the effect of different Ending Prices of the Underlying Equity on the amount you could receive on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

■	Issue Price: $10.00 per Note

■	Maximum Return: 46.00% (30.66% per annum on a simple interest basis)

■	Starting Price: 47.00
■	Annualized dividend yield of the Underlying Equity: 0.00%

■	Maturity: 1.5 years

■	Upside Participation Rate: 300%

The following examples are for purposes of illustration only. The actual amount you receive at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Price, Ending Price and Maximum Return.

Ending Price	Underlying Equity Return Percentage(1)(2)	Total Return on Underlying Equity(3)	Total Return on Notes(4)	Per Annum Return on Notes(5)	Note Return Amount(6)	Maturity Payment per Note
0.00	-100.00%	-100.00%	-100.00%	-66.67%	-$10.00	$0.00
23.50	-50.00%	-50.00%	-50.00%	-33.33%	-$5.00	$5.00
28.20	-40.00%	-40.00%	-40.00%	-26.67%	-$4.00	$6.00
32.90	-30.00%	-30.00%	-30.00%	-20.00%	-$3.00	$7.00
37.60	-20.00%	-20.00%	-20.00%	-13.33%	-$2.00	$8.00
38.78	-17.50%	-17.50%	-17.50%	-11.67%	-$1.75	$8.25
39.95	-15.00%	-15.00%	-15.00%	-10.00%	-$1.50	$8.50
41.13	-12.50%	-12.50%	-12.50%	-8.33%	-$1.25	$8.75
42.30	-10.00%	-10.00%	-10.00%	-6.67%	-$1.00	$9.00
43.48	-7.50%	-7.50%	-7.50%	-5.00%	-$0.75	$9.25
44.65	-5.00%	-5.00%	-5.00%	-3.33%	-$0.50	$9.50
45.83	-2.50%	-2.50%	-2.50%	-1.67%	-$0.25	$9.75
47.00	0.00%	0.00%	0.00%	0.00%	$0.00	$10.00
48.18	2.50%	2.50%	7.50%	5.00%	$0.75	$10.75
49.35	5.00%	5.00%	15.00%	10.00%	$1.50	$11.50
50.53	7.50%	7.50%	22.50%	15.00%	$2.25	$12.25
51.70	10.00%	10.00%	30.00%	20.00%	$3.00	$13.00
52.88	12.50%	12.50%	37.50%	25.00%	$3.75	$13.75
54.05	15.00%	15.00%	45.00%	30.00%	$4.50	$14.50
55.23	17.50%	17.50%	46.00%	30.67%	$4.60	$14.60
56.40	20.00%	20.00%	46.00%	30.67%	$4.60	$14.60
61.10	30.00%	30.00%	46.00%	30.67%	$4.60	$14.60
65.80	40.00%	40.00%	46.00%	30.67%	$4.60	$14.60
70.50	50.00%	50.00%	46.00%	30.67%	$4.60	$14.60
94.00	100.00%	100.00%	46.00%	30.67%	$4.60	$14.60

(1)	(Ending Price – Starting Price) / Starting Price
(2)	The Underlying Equity Return Percentage does not include the annualized dividend yield on the Underlying Equity or the stocks and ADRs included in the Underlying Equity.
(3)	Assumes dividend yield on the shares of the Underlying Equity is on a simple interest basis and is not re-invested.
(4)	The percentage return for the entire term of the Notes capped by the hypothetical 46% Maximum Return.
(5)	Calculated on a simple interest basis.
(6)	The dollar return for the entire term of the Notes capped by the hypothetical 46% Maximum Return.

PS-14 |	UPTURN NOTES

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the Upturn Notes product supplement related to this offering for more information.

Supplemental Plan of Distribution; Conflicts of Interest

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $13,100,000 principal amount of Notes (1,310,000 Notes) at $9.825 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth under “Final Terms” above and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of $0.150 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of $0.150 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $0.150 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to

UPTURN NOTES	| PS-15

Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

Additional Considerations

If the shares of the Market VectorsTM Gold Miners ETF are delisted, or trading in such shares is suspended, the Calculation Agent may select successor or substitute securities that the Calculation Agent determines in its sole discretion to be comparable to the relevant shares and the price of such successor or substitute securities will be substituted for all purposes. If the Market VectorsTM Gold Miners ETF is liquidated or otherwise terminated, the closing price of the Market VectorsTM Gold Miners ETF will be determined by the Calculation Agent by reference to the NYSE Arca Gold Miners Index. In this event, the sections “Discontinuance of an

Underlying Equity Index” and “Alteration of the Method of Calculation of an Underlying Equity Index” in the Upturn Notes product supplement will apply to the NYSE Arca Gold Miners Index.

In case of default in payment at maturity of the Notes, the Notes will bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 2.50% per annum on the unpaid amount due.

You should rely only on the information contained or incorporated by reference in this pricing supplement and accompanying prospectus, prospectus supplement and Upturn Notes product supplement. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

1,310,000 Upturn Notes

Based Upon the

Market Vectors™ Gold Miners ETF

Due May 25, 2011

($10 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

November 10, 2009

(To Upturn Notes Product Supplement Dated May 28, 2009, Prospectus Supplement Dated February 18, 2009 and Prospectus Dated February 18, 2009)

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